Exhibit 99.2

TRADING DATA

1981 Investments LLC

Shares of Common Stock Purchased	Weighted Average Price Per Share	Date of Purchase

77,370	$12.2705	05/29/2014

3,574,448	$12.2948	05/30/2014

1,674,944	$12.6557	06/02/2014

1,469,425	$13.3013	06/03/2014

600,000	$13.4026	06/04/2014

603,813	$13.8644	06/05/2014

100,000	$13.8977	06/11/2014

200,000	$13.7398	06/12/2014

Sycamore Partners II, L.P.

None.

Sycamore Partners II GP, L.P.

None.

Sycamore Partners II GP, Ltd.

None.

Stefan Kaluzny

None.